    November 9, 2012

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:  Dominion Funds, Inc., File Nos. 033-49808 and 811-06727

Ladies and Gentlemen:

On behalf of Dominion Funds, Inc., a registered investment company (the “Company”), we hereby submit, via electronic filing, Post-Effective Amendment No. 36 to the Company’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(A) promulgated under the Securities Act of 1933 with respect to the Fairfax Global Trends Fund and the Fairfax Gold and Precious Metals Fund (the “Funds”).  The main purpose of this filing is to add a Class I share to each of the Funds, and to update certain disclosures in the Prospectus and Statement of Additional Information for the Funds.

If you have any questions, please contact JoAnn M. Strasser at (614) 369-3265.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP